UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT ADVISERS ACT OF 1940
Release No. 6979 / July 14, 2026

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In the Matter of                                                              :
                                                                                      :
Benjamin Partners LLC                                                 :
589 Broadway                                                             :
New York, NY 10012                                                   :
                                                                                      :
(803-00295)                                                               :
                                                                                      :
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ORDER UNDER SECTION 202(a)(11)(H) OF THE INVESTMENT ADVISERS ACT OF 1940

Benjamin Partners LLC (the "Applicant") filed an application on June 3, 2026 for an order under section 202(a)(11)(H) of the Investment Advisers Act of 1940 ("Act"). The order would declare the Applicant to be a person not within the intent of section 202(a)(11) of the Act, which defines the term "investment adviser."

On June 16, 2026, a notice of the filing of the application was issued (Investment Advisers Act Release No. IA-6972). The notice gave interested persons an opportunity to request a hearing and stated that an order granting the application would be issued unless a hearing was ordered. No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the application that the Applicant is a person not within the intent of section 202(a)(11) of the Act. Accordingly,

IT IS ORDERED, under section 202(a)(11)(H) of the Act, that the requested exemption by the Applicant (File No. 803-00295) is granted, effective immediately, subject to the conditions in the application as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

**Sherry R. Haywood,**

*Assistant Secretary.*